                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL
REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN
THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3
REGISTRATION STATEMENT FILE NO. 333-128225 AND FORM S-8 REGISTRATION STATEMENTS
FILE NOS. 333-12014 AND 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

1.   Interim Condensed Consolidated Financial Statements of MER Telemanagement
     Solutions Ltd. and its subsidiaries as of September 30, 2007 and
     Management's Discussion and Analysis of Financial Condition and Results of
     Operations for the nine months ended September 30, 2007.

                                                                          ITEM 1

             MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

               INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2007

                            U.S. DOLLARS IN THOUSANDS

                                    UNAUDITED

                                      INDEX

                                                                  PAGE
                                                                  ----

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS                     2 - 3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS             4

INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY   5 - 6

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS           7 - 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS      9 - 15

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                      DECEMBER 31, SEPTEMBER 30,
                                                                         2006         2007
                                                                        -------      -------
                                                                        AUDITED     UNAUDITED
                                                                        -------      -------

     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                            $ 1,474      $   975
   Short-term bank deposits                                                 100            -
   Marketable securities                                                    159          171
   Trade receivables (net of allowance for bad debt of $ 505 as of
     December 31, 2006 and $ 867 as of September 30, 2007)                2,484        1,578
   Unbilled receivables                                                      51           44
   Other accounts receivable and prepaid expenses                           763        1,690
   Other investments                                                          -          227
   Inventories                                                              138           62
                                                                        -------      -------

TOTAL current assets                                                      5,169        4,747
                                                                        -------      -------

LONG- TERM ASSETS:
   Investment in an affiliate                                             1,598            -
   Severance pay fund                                                       673          743
   Other investments                                                        366          100
   Deferred income taxes                                                    112          105
                                                                        -------      -------

TOTAL long-term assets                                                    2,749          948
                                                                        -------      -------

PROPERTY AND EQUIPMENT, NET                                                 439          316
                                                                        -------      -------

OTHER ASSETS:
   Goodwill                                                               4,058        2,796
   Other intangible assets, net                                           1,639          853
                                                                        -------      -------

TOTAL other assets                                                        5,697        3,649
                                                                        -------      -------

TOTAL assets                                                            $14,054      $ 9,660
                                                                        =======      =======

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 2 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                  DECEMBER 31,  SEPTEMBER 30,
                                                                                     2006          2007
                                                                                   --------       --------
                                                                                                 UNAUDITED
                                                                                                  --------

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short term bank credit and current maturities of bank loan                      $    421       $    841
   Trade payables                                                                       510            670
   Loan from related party                                                                -            141
   Accrued expenses and other liabilities                                             2,507          3,405
   Deferred revenues                                                                  1,545          1,228
                                                                                   --------       --------

TOTAL current liabilities                                                             4,983          6,285
                                                                                   --------       --------

LONG-TERM LIABILITIES:
   Long-term bank loan                                                                  583              -
   Accrued severance pay                                                                946          1,043
                                                                                   --------       --------

TOTAL long-term liabilities                                                           1,529          1,043
                                                                                   --------       --------

SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at
       December 31, 2006 and September 30, 2007; Issued: 5,784,645 at
       December 31, 2006 and September 30, 2007; Outstanding: 5,773,845 at
       December 31, 2006 and September 30, 2007.                                         17             17
   Additional paid-in capital                                                        16,109         16,188
   Treasury shares (10,800 Ordinary shares)                                             (29)           (29)
   Accumulated other comprehensive income                                               254             28
   Accumulated deficit                                                               (8,809)       (13,872)
                                                                                   --------       --------

TOTAL shareholders' equity                                                            7,542          2,332
                                                                                   --------       --------

TOTAL liabilities and shareholders' equity                                         $ 14,054       $  9,660
                                                                                   ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 3 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                    NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30,
                                                                                             -----------------------------
                                                                                                2006              2007
                                                                                             -----------       -----------
                                                                                                       UNAUDITED
                                                                                             -----------------------------

 Revenues:
   Products sales                                                                            $     6,025       $     4,463
   Services                                                                                        2,145             2,675
                                                                                             -----------       -----------
                                                                                                   8,170             7,138
 Cost of revenues :
   Products sales                                                                                  2,082             1,474
   Services                                                                                          559               697
                                                                                             -----------       -----------
                                                                                                   2,641             2,171

Gross profit                                                                                       5,529             4,967
                                                                                             -----------       -----------

Operating expenses:
   Research and development (net of grants of $ 445 and $ 347 for the nine months ended
     September 30, 2007 and 2006, respectably)                                                     2,873             2,093
   Selling and marketing                                                                           2,397             2,650
   General and administrative                                                                      1,954             2,712
Impairment of goodwill and other intangible assets                                                     -             2,312
                                                                                             -----------       -----------

TOTAL operating expenses                                                                           7,224             9,767
                                                                                             -----------       -----------

Operating loss                                                                                    (1,695)           (4,800)
Financial expenses, net                                                                              (49)              (31)
Impairment of investment in affiliate                                                                  -              (233)
                                                                                             -----------       -----------

Loss before taxes on income                                                                       (1,744)           (5,064)
Taxes on income                                                                                        3                 -
                                                                                             -----------       -----------

Loss before equity in earnings of affiliate                                                       (1,747)           (5,064)
Equity in earnings of affiliate                                                                      170                 1
                                                                                             -----------       -----------

Net loss                                                                                     $    (1,577)      $    (5,063)
                                                                                             ===========       ===========

Net loss per share:
   Basic and diluted net loss per Ordinary share                                             $     (0.27)      $     (0.88)
                                                                                             ===========       ===========

   Weighted average number of Ordinary shares used in computing basic and diluted net
      loss per share                                                                           5,758,850         5,773,845
                                                                                             ===========       ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 4 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                                  ACCUMULATED
                                                       SHARE CAPITAL        ADDITIONAL                DEFERRED       OTHER                          TOTAL          TOTAL
                                                    -------------------      PAID-IN      TREASURY      STOCK     COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE   SHAREHOLDERS'
                                                     NUMBER       AMOUNT     CAPITAL       SHARES   COMPENSATION  INCOME (LOSS)     DEFICIT      INCOME (LOSS)     EQUITY
                                                    ---------      ----      --------       -----       ------      --------       ---------       --------       --------

Balance as of January 1, 2006                       5,733,504      $ 17      $ 15,966       $ (29)      $ (142)     $    (75)      $  (6,563)      $    (75)      $  9,174

  Exercise of options                                  40,341      *) -            65           -            -             -               -                            65
  Stock-based compensation related to warrants
    issued to non employees                                 -         -            10           -            -             -               -                            10
  Stock-based compensation related to options
    issued to employees                                     -         -           210           -            -             -               -                           210
  Reclassification of deferred stock
    compensation due to implementation of SFAS
    123R                                                    -         -          (142)          -          142             -               -                             -
  Other comprehensive loss:
    Unrealized gains on available-for-sale
      marketable securities, net                            -         -             -           -            -             1               -       $      1              1
    Foreign currency translation adjustments                -         -             -           -            -           328               -            328            328
                                                                                                                                                   --------
  Total other comprehensive income                          -         -             -           -            -             -               -            329
  Net loss                                                  -         -             -           -            -             -          (2,246)        (2,246)        (2,246)
                                                    ---------      ----      --------       -----       ------      --------       ---------       --------       --------
  Total comprehensive loss                                                                                                                         $ (1,917)
                                                                                                                                                   ========

Balance as of December 31, 2006                     5,773,845        17        16,109         (29)           -           254          (8,809)                        7,542

  Stock-based compensation related to options
    issued to employees                                     -         -            79           -            -             -               -                            79
  Other comprehensive gains:
    Unrealized gains on available-for-sale
      marketable securities, net                            -         -             -           -            -            (1)              -       $     (1)            (1)
    Realization of foreign currency
    translation adjustment                                                                                              (349)                          (349)          (349)
    Foreign currency translation adjustments                -         -             -           -            -           124               -            124            124
                                                                                                                                                   --------
  Total other comprehensive income                          -         -             -           -            -             -               -           (226)
  Net loss                                                  -         -             -           -            -             -          (5,063)        (5,063)        (5,063)
                                                    ---------      ----      --------       -----       ------      --------       ---------       --------       --------
  Total comprehensive loss                                                                                                                         $ (5,289)
                                                                                                                                                   ========

Balance as of September 30, 2007 (unaudited)        5,773,845      $ 17      $ 16,188       $ (29)      $    -      $     28       $ (13,872)                     $  2,332
                                                    =========      ====      ========       =====       ======      ========       =========                      ========

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 5 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                      ACCUMULATED
                                                                                                       AND OTHER
                                                                                                     COMPREHENSIVE
                                                                                                         LOSS
                                                                                                        ------

Accumulated foreign currency translation adjustments as of December 31, 2006                            $  243
                                                                                                        ======

Accumulated unrealized gains from available-for-sale marketable securities as of December 31, 2006      $   11
                                                                                                        ======
Total accumulated other comprehensive income as of December 31, 2006                                    $  254
                                                                                                        ======

Accumulated foreign currency translation adjustments as of September 30, 2007                           $   18
                                                                                                        ======

Accumulated unrealized gains from available-for-sale marketable securities
  as of September 30, 2007                                                                              $   10
                                                                                                        ======
Total accumulated other comprehensive income as of September 30, 2007                                   $   28
                                                                                                        ======

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 6 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                          NINE MONTHS ENDED
                                                                                             SEPTEMBER 30,
                                                                                       ------------------------
                                                                                         2006           2007
                                                                                       ----------    ----------
                                                                                              UNAUDITED
                                                                                       ------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                                             $   (1,577)   $   (5,063)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Gain on sale of available-for-sale marketable securities                                  (11)           (8)
    Equity in earnings of affiliate                                                          (170)           (1)
    Impairment of investment in affiliate                                                       -           233
    Depreciation and amortization                                                             468           513
    Impairment of goodwill and other intangible assets                                          -         2,312
    Employee stock-based compensation                                                         175            79
    Stock-based compensation related to warrants issued to non-employees                        8             -
    Accrued severance pay, net                                                                 51            27
    Decrease (increase) in trade receivables and unbilled receivables                        (591)          908
    Decrease (increase) in other accounts receivable and prepaid expenses                    (237)          110
    Decrease in inventories                                                                    44            76
    Increase (decrease) in trade payables                                                    (115)          160
    Increase in accrued expenses and other liabilities                                        133           455
    Increase (decrease) in deferred revenues                                                  147          (317)
    Increase (decrease) in related parties, net                                                20          (158)
                                                                                       ----------    ----------

Net cash used in operating activities                                                      (1,655)         (674)
                                                                                       ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of property and equipment                                                          (63)          (38)
  Proceeds from short-term bank deposit                                                         -           100
  Proceeds from lease deposits mature                                                         (11)            1
  Investment in available-for-sale marketable securities                                     (179)         (174)
  Proceeds from sale of available-for-sale marketable securities                              165           169
  Additional investment in goodwill in consideration of TeleKnowledge acquisition            (204)            -
  Acquisition of certain assets and liabilities of TelSoft (a)                             (1,202)            -
  Dividend from an affiliate                                                                  409           134
  Other                                                                                        12             5
                                                                                       ----------    ----------

Net cash provided by (used in) investing activities                                        (1,073)          197
                                                                                       ----------    ----------

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 7 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                    NINE MONTHS ENDED
                                                                                       SEPTEMBER 30,
                                                                               ---------------------------
                                                                                  2006             2007
                                                                               ----------       ----------
                                                                                        UNAUDITED
                                                                               ---------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Short term credit, net                                                                -                4
  Repayment of long term loan                                                           -             (167)
  Proceeds from long term loan                                                      1,000              141
  Proceeds from exercise of options and warrants                                       94                -
                                                                               ----------       ----------

Net cash provided  by (used in) by financing activities                             1,094              (22)
                                                                               ----------       ----------

Decrease in cash and cash equivalents                                              (1,634)            (499)
Cash and cash equivalents at the beginning of the period                            3,191            1,474
                                                                               ----------       ----------

Cash and cash equivalents at the end of the period                             $    1,557       $      975
                                                                               ==========       ==========

         SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:

           Earn-out consideration in respect of TelSoft acquisition            $        -       $      606
                                                                               ==========       ==========

           Earn-out consideration in respect of TeleKnowledge acquisition      $      203       $       10
                                                                               ==========       ==========

                                                                                     NINE MONTHS
                                                                                        ENDED
                                                                                     SEPTEMBER 30,
                                                                                         2006
                                                                                      ----------
                                                                                      UNAUDITED
                                                                                      ----------

(a)      In conjunction with acquisition, the fair values of assets acquired and liabilities assumed at the date of acquisition were as follow:

         Net assets                                                                   $      (42)
         Developed technology                                                                433
         Customer relationships                                                              645
          Goodwill                                                                           166
                                                                                      ----------

                                                                                      $    1,202
                                                                                      ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 8 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN THOUSANDS

NOTE 1:- GENERAL

     MER Telemanagement Solutions Ltd. ("MTS") was incorporated on December 27,
     1995. MTS and its subsidiaries (the "Company") designs, develops, markets and supports solutions for telecommunications expense management, or TEM, used by enterprises, and business support systems, or BSS, used by information and telecommunication service providers. The Company's products include call accounting and management products, fault management systems and web-based management solutions for converged voice, voice over Internet
     Protocol, IP data and video, and customer care and billing solutions.

     MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

     The Company markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automated branch exchange ("PBX")
     manufacturers market the Company's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Company is highly dependent upon the active marketing and distribution of its OEMs.

     The Company has sustained operating losses. The Company has an accumulated deficit of approximately $ 13,872 and has negative working capital of
     $1,765 as of September 30, 2007. On November 2007, the Company sold its 50%
     ownership interest in Jusan S.A. in consideration of 700 Euros
     (approximately $992, See also Note 9). Board of Directors of the Company has also approved the sale of its ownership interest in cVidya Networks
     Inc., which is expected to result in a gain

NOTE 2:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.
     Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.For further information, reference is made to the consolidated financial statements and footnotes thereto included in the
     Annual Report on Form 20-F of the Company for the year ended December 31,
     2006.

                                     - 9 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN THOUSANDS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

     a.   The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements except as detailed in c below.

     b.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     c.   FIN 48 - Uncertainty in income taxes:

          In September 2006, the Financial Accounting Standards Board ("FASB")
          issued FASB interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109" ("FIN 48").
          FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarified the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.
          FIN 48 also provides guidance on recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of the provisions of FIN 48 did not have a material impact on the Company's consolidated financial position and results of operation (unaudited).

     d.   Recently issued accounting pronouncements:

          In September 2006, the FASB issued Statement of Financial Accounting
          Standards ("SFAS") No. 157, "Fair Value Measurements," ("SFAS No.
          157"). SFAS No. 157 provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. SFAS No. 157 does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of SFAS No. 157.

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option
          Financial Assets and Financial Liabilities," ("SFAS No. 159"). SFAS
          No. 159 for provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The
          Company is currently evaluating the impact of the adoption of SFAS No.
          159.

                                     - 10 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN THOUSANDS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          In June 2007, the FASB ratified Emerging Issues Task Force ("EITF")
          No. 07-3, "Accounting for Non Refundable Advance Payments for Goods or
          Services Received for Use in Future Research and Development
          Activities" ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and will be adopted in the first quarter of fiscal 2008. The Company is currently evaluating the impact of the adoption of EITF 07-3 on its consolidated financial statements.

NOTE 4:- INVENTORIES

                                DECEMBER 31,   SEPTEMBER 30,
                                   2006            2007
                                ----------      ----------
                                                 UNAUDITED
                                                ----------

         Raw materials          $       57      $       49
         Finished products              81              13
                                ----------      ----------

                                $      138      $       62
                                ==========      ==========

          The Company periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions. The Company identified inventory that is expected to be sold at a price lower than the carrying value as of
          September 30, 2007 in the amount is $ 45. The Company recorded inventory write-down for this marked down inventory.

NOTE 5:- GOODWILL

          Goodwill represents excess of the costs over the net assets of businesses acquired. SFAS No. 142, "Goodwill and Other Intangible
          Assets" ("SFAS No. 142") requires goodwill to be tested for impairment annually or between annual tests in certain circumstances, and written down when impaired. During the second quarter of 2007, the Company reviewed its goodwill and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired. The Company assessed the recoverable amount of such goodwill, based on its projections and using expected future discounted operating cashflows. Based on such review, as of
          September 30, 2007, the Company determined that the goodwill relating to the acquisition of the Teleknowledge billing activity in the amount of $1,878 had been impaired and the carrying value was written-off.

                                     - 11 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN THOUSANDS

NOTE 5:- GOODWILL (CONT.)

     The changes in the carrying amount of goodwill for the year ended December
     31, 2006 and for the period ended September 30, 2007 are as follows:

     Balance as of December 31, 2006                                                              $    4,058

     Additional consideration based on post-contract billing revenues related to
       Teleknowledge acquisition (see also Note 7a(3))                                                    10
     Additional consideration based on post-contract Telecom Expense Management activity
       that was acquired from TelSoft (see also Note 7a(4))                                              606
     Impairment of goodwill related to billing activity that was acquired from Teleknowledge           1,878
                                                                                                  ----------

     Balance as of September 30, 2007                                                             $    2,796
                                                                                                  ==========

NOTE 6:- OTHER INTANGIBLE ASSETS

     The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying amount of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cashflow expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. As September 30, 2007, the Company determined that intangible assets relating to the billing activity that was acquired from Teleknowledge had been impaired and as a result, recorded an impairment loss in the amount of $434.

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   Royalty commitments:

          1.   The Company is obligated to pay royalties to the Office of the
               Chief Scientist of the Ministry of Industry and Trade of the
               Government of Israel ("OCS") on revenues derived from sales of products and ancillary services incorporating know-how developed within the framework of the Company's research and development programs that are funded by the OCS, up to 100%-150% of the grants received linked to the dollar. The royalty rates
               applicable to the Company's programs range between 3% to 5%. As of September 30, 2007, the Company has a contingent liability to pay the OCS royalties in the amount of $ 9,770. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is
               required.

                                     - 12 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN THOUSANDS

NOTE 7:- COMMITMENTS AND CONTINGENCIES (CONT.)

          2.   The Israeli Government, through the Fund for Encouragement of
               Marketing Activities, awarded the Company grants for
               participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of September 30, 2007, the Company has a contingent obligation to pay royalties in the amount of $ 259.

          3.   As part of the Teleknowledge acquisition on December 30, 2004, the Company committed to pay contingent consideration of up to amount of $ 3,650 based on post acquisition revenue performance
               (calculated as 10% of renewal maintenance fees and 20% of all other revenues from sales which included Teleknowledge products), over a period of three years. Such payments are recorded as additional goodwill, during the contingency period. As of
               September 30, 2007 the Company has a contingent obligation to pay an additional consideration in the amount of $ 3,115.

          4.   As part of the TelSoft acquisition on July 31, 2006, the Company committed to pay contingent consideration based on revenue milestones for the 12 month period following the acquisition.
               Such payments are recorded as additional goodwill, during the contingency period. As of September 30, 2007 the Company has a contingent obligation to pay an additional consideration in the amount of $ 606.

     b.   Claims and demands:

          1.   In April 2000, the Israel Tax Authority issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 ($ 1,495).

               The Company has appealed to the Israeli Tel Aviv District Court in respect of the abovementioned tax demand. The Company believes that certain defenses can be raised against the demand of the tax authority. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations. The Company has provided a provision for the amount considered probable.

                                     - 13 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN THOUSANDS

NOTE 7:- COMMITMENTS AND CONTINGENCIES (CONT.)

          2.   On November 22, 2005, the Company received a letter from one of its customer's legal counsel alleging, among other things, that the Company materially breached the agreement that was entered into with the customer. The customer is seeking full repayment of the amounts that were paid by him under the agreement totaling 80
               Euros (approximately $116), including interest and
               indemnification for damages. The Company cannot currently assess the outcome of this claim or its adverse effect on the Company's financial position or results of operations.

          3.   On February 21, 2007, one of the Company's suppliers ("the plaintiff") filed a complaint with the Kfar-Saba Magistrate Court against the Company, in which the plaintiff demands payment of
               NIS 179 (approximately $ 45) with respect to electronic
               components that were ordered by the Company. The Company made a provision in its financial statements for the claimed amount. The abovementioned claim is related to the claims raised in Note
               7b(3).

          4.   On March 15, 2007, the Company received a letter from one of its customer's legal counsel alleging, among other things, that the
               Company materially breached a March 30, 2006 agreement relating to its billing solution software. The customer is seeking full repayment of the $ 141 paid under the agreement, plus liquidated damages. Due to the preliminary stage of this matter, the Company cannot currently assess the outcome or possible adverse effect on its financial position or results of operations.

          5.   During August 2007, Company's Brazilian subsidiary, TABS BRASIL, was ordered by the Labor Law Court in Brazil to pay approximately
               180 Brazilian Reais (approximately $98) to one of its former employees. TABS BRASIL has filed an appeal against the Labor Law
               Court ruling. The Company recorded a provision in its financial statement for the amount of the award considered probable.

     c.   Guarantees:

          The Company provided a bank guarantee through September 2010 in the amount of $ 190 to secure its obligations under one of its leasing agreements.

NOTE 8:- RELATED PARTY TRANSACTIONS

     a.   The Company sells services to a related party with the same principal owners. Such sales amounted to $ 180 and $ 0 in the nine months ended
          September 30, 2006 and 2007, respectively. Accounts receivable and unbilled receivables due from the related party at September 30, 2006 and 2007 include $ 180 and $ 231, respectively,.

     b.   On June 20, 2007, the Company signed a loan agreement with an affiliate, under which the Company borrowed 100 Euros (approximately $
          141). The loan bears annual interest at a rate of 4%, payable annually on demand. The loan principal was repaid upon the sale of the
          Company's 50% ownership interest in Jusan S.A. See also Note 9.

                                     - 14 -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN THOUSANDS

NOTE 9:- SUBSEQUENT EVENTS

     a.   On October 29, 2007, the Board of Directors of the Company approved the sale of its 50% ownership interest in Jusan S.A., an affiliate, to the affiliate's other shareholders, in consideration of 700 Euros
          (approximately $ 992) plus the payment of 25% of the net income of
          Jusan S.A. during the period commencing as of the date of the sale and ending June 30, 2008. This consideration reflects a capital loss of approximately $ 233. The transaction was consummated on November 29,
          2007. The Company's Board of Directors also approved the sale of one of its long term investments, in consideration for approximately $
          570.

     b.   On December 10, 2007, the Company was notified that a privately-owned leading online advertising company, in which the Company holds approximately a 1% ownership interest, was sold to a third party for a total estimated consideration of $16,000 out of which the Company proceeds' are approximately $35. The investment book value as of
          September 30, 2007 is $100. The general meeting of the shareholders of the online advertising company and the separate class meetings of the
          Preferred A and Preferred B shareholders has approved the Acquisition
          Agreement. Consequently, the closing of the transaction is expected on
          December 31st.

                                     - 15 -

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION OF OUR RESULTS OF OPERATIONS SHOULD BE READ
TOGETHER WITH OUR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND THE
RELATED NOTES, WHICH APPEAR ELSEWHERE IN THIS REPORT AND THE AUDITED
CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND ITEM 5. "OPERATING AND
FINANCIAL REVIEW AND PROSPECTS" CONTAINED IN OUR ANNUAL REPORT ON FORM 20-F FOR
THE YEAR ENDED DECEMBER 31, 2006. THE DISCUSSION AND ANALYSIS WHICH FOLLOWS MAY
CONTAIN TREND ANALYSIS AND OTHER "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING
OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE
SECURITIES EXCHANGE ACT OF 1934, AND WITHIN THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995, AS AMENDED. SUCH FORWARD-LOOKING STATEMENTS REFLECT OUR
CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL RESULTS. THESE INCLUDE
STATEMENTS REGARDING OUR EARNINGS, PROJECTED GROWTH AND FORECASTS, AND SIMILAR
MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS USUALLY
INCLUDE THE VERBS, "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "INTENDS,"
"PLANS," "PROJECTS," "UNDERSTANDS" AND OTHER VERBS SUGGESTING UNCERTAINTY. WE
REMIND SHAREHOLDERS THAT FORWARD-LOOKING STATEMENTS ARE MERELY PREDICTIONS AND
THEREFORE ARE INHERENTLY SUBJECT TO UNCERTAINTIES AND OTHER FACTORS THAT COULD
CAUSE THE ACTUAL RESULTS, PERFORMANCE, LEVELS OF ACTIVITY, OR OUR ACHIEVEMENTS,
OR INDUSTRY RESULTS, TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THE
FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON
THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. WE
UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE
FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE
HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. WE HAVE ATTEMPTED
TO IDENTIFY SIGNIFICANT UNCERTAINTIES AND OTHER FACTORS AFFECTING
FORWARD-LOOKING STATEMENTS IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE
IN OUR 2006 ANNUAL REPORT ON FORM 20-F.

OVERVIEW

     We are a worldwide provider of solutions for telecommunications expense management, or TEM, used by enterprises, and business support systems, or BSS, used by information and telecommunication service providers, or ITSPs. Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Our TEM solutions support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models. Our converged BSS solutions for
ITSPs have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, and content service providers. Our converged BSS solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes. Our pre-configured BSS solutions have been designed to be implemented quickly and are competitively priced.

     We have wholly owned subsidiaries in the United States, Hong Kong, the
Netherlands and Brazil, MTS IntegraTRAK Inc., MTS Asia Ltd., JARAGA B.V. and
TABS Brazil Ltda., respectively, which act as marketing and customer service organizations in those countries.

     On July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft Solutions Inc., or TelSoft, a California based provider of call accounting and TEM products. The TelSoft products offer a complementary solution to our products. We believe that the acquisition of TelSoft's TEM and call accounting software will enable us to expand our TEM solutions and will assist us to strengthen our growing business in the United States. In connection with the acquisition, we paid an initial consideration of $1.1 million and agreed to pay additional contingent consideration based on post acquisition revenue performance during the 12 month period following the acquisition. As of
September 30, 2007, based on the post acquisition revenue performance during the
12 month period following the acquisition, we have accumulated an aggregate
$606,000 of additional contingent consideration, which is to be paid in installments through July 31, 2008.

GENERAL

     Our interim consolidated financial statements are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United
States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries and an affiliate, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date.
Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders equity in accumulated other comprehensive income
(loss).

DISCUSSION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATIONS

     Except as described below, there has been no change to our critical accounting policies and estimates, contained in Item 5. "Operating and Financial
Review and Prospects" of our Annual Report on Form 20-F for the year ended
December 31, 2006, filed with the Securities and Exchange Commission.

GOODWILL AND OTHER INTANGIBLE WRITE-OFF

     As of March 31, 2007, we had recorded goodwill of $1.9 million attributable to the acquisition of the billing activity of the Teleknowledge Group Ltd., or
Teleknowledge, in December 2004. On January 1, 2002, we adopted Financial
Accounting Standards Board, or FASB, Statement of Financial Accounting
Standards, or SFAS, No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," or SFAS No.
142. SFAS No. 142 requires goodwill to be tested for impairment on adoption of the statement, at least annually thereafter, and between annual tests if certain circumstances or indicators of impairment occur, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of our reportable units with their carrying value. Fair value is determined using discounted cash flows.
Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable units. During the second quarter of 2007, we reviewed our goodwill and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired due to the significant decrease in revenues from the activity and delay in receipt of new purchase orders. We assessed the recoverable amount of such goodwill, based on our projections and using expected future discounted cash flows. Based on such review, as of September 30, 2007, we determined that the goodwill in the amount of $1.9 million relating to the acquisition of the Teleknowledge billing activity had been impaired and the carrying value was written off.

     Our long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or
Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Recoverability of the carrying amount of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the second quarter of 2007, we reviewed our goodwill and determined that there was an indication that the goodwill relating to the acquisition of the
Teleknowledge billing activity had been impaired due to the significant decrease in revenues from the activity and delay in receipt of new purchase orders. As of
September 30, 2007, we determined that intangible assets relating to the
Teleknowledge acquisition has been impaired, and as a result, we recorded an impairment loss in the amount of $434,000.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In September 2006, the FASB issued SFAS No.157, "FAIR VALUE MEASUREMENTS,"
or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after
November 15, 2007 and interim periods thereafter. We are currently assessing the impact of SFAS No. 157 on our consolidated financial position and results of operations.

     In February 2007, the FASB issued SFAS No. 159, "THE FAIR VALUE OPTION FOR
FINANCIAL ASSETS AND FINANCIAL LIABILITIES," or SFAS No. 159. SFAS No. 159
permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our consolidated financial position and results of operations.

     In June 2007, the FASB ratified Emerging Issues Task Force, or EITF, Issue
No. 07-3, "ACCOUNTING FOR NON REFUNDABLE ADVANCE PAYMENTS FOR GOODS OR SERVICES
RECEIVED FOR USE IN FUTURE RESEARCH AND DEVELOPMENT ACTIVITIES," or EITF 07-3.
EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and will be adopted in the first quarter of fiscal year 2008. We are currently evaluating the impact of the pending adoption of EITF 07-3 on our consolidated financial statements.

OPERATING RESULTS

     The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

                                                       Nine months ended September 30,
                                                        ----------------------------
                                                           2006              2007
                                                        ----------        ----------

Revenues from products and services                          100.0%            100.0%
Cost of revenues from products and services                  (32.3)            (30.4)
                                                        ----------        ----------
Gross profit                                                  67.7              69.6

Operating expenses:
Selling and marketing                                        (29.3)            (37.1)
Research and development, net                                (35.2)            (29.3)
General and administrative                                   (23.9)            (38.0)
Impairment of goodwill and other intangible assets               -             (32.4)
                                                        ----------        ----------

Operating loss                                               (20.7)            (67.2)
Financial expenses, net                                       (0.6)             (0.4)
Capital loss on the sale of an affiliate                         -              (3.3)
                                                        ----------        ----------

Loss before taxes                                            (21.3)            (70.9)
Taxes on income                                                 (*)             (0.0)
                                                        ----------        ----------
Net loss before equity in earnings of affiliate              (21.3)            (70.9)
Equity in earnings of affiliate                                2.1                (*)
                                                        ----------        ----------
Net loss                                                     (19.2)%           (70.9)%
                                                        ==========        ==========

*) less than 0.01%

NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

     REVENUES FROM PRODUCTS AND SERVICES. Revenues from products and services consist primarily of software license fees sales, hardware sales and revenues from services, including service bureau, maintenance, training, professional services and support. Revenues from products and services decreased by 12.6% to
$7.14 million in the nine months ended September 30, 2007 from $8.17 million reported for the same period in 2006. Revenues from products and services from our wholly owned U.S. subsidiary, MTS IntegraTRAK, increased by 2.9 % in the nine months ended September 30, 2007 compared to the nine months ended September
30, 2006 and accounted for 56.1% of our total revenues in the nine months ended
September 30, 2007. The decrease in revenues from products and services in the
2007 period is primarily attributable to a longer sales cycle for our solutions during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006.

     COST OF REVENUES FROM PRODUCTS AND SERVICES. Cost of revenues from products and services consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel), (iii)
professional services costs; and (iv) warranty and support costs for up to one year for end-users and up to 15 months for our original equipment manufacturer, or OEM distributors. Cost of revenues from products and services decreased by
17.8% to $2.17 million in the nine months ended September 30, 2007 from $2.64 million reported in the nine months ended September 30, 2006. This decrease is consistent with the decrease in revenues and principally a result of a reduction in the number of employees in professional services and technical support departments and their related expenditures.

     RESEARCH AND DEVELOPMENT, NET. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the Office of the Chief Scientist. Research and development costs decreased by 27.1% to $2.1 million in the nine months ended
September 30, 2007 (net of an approved grant from the Office of the Chief
Scientist in the amount of $347,000) from $2.87 million reported in the nine months ended September 30, 2006 (net of an approved grant from the Office of the
Chief Scientist in the amount of $445,000). Total research and development expenses decreased in the 2007 period primarily due to the reduction in the number of research and development employees and their related expenditure and reduction in costs related to research and development subcontractors.

     SELLING AND MARKETING. Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support. Selling and marketing expenses were $2.65 million in the nine months ended September 30,
2007, an increase of 10.6% from $2.4 million reported in the nine months ended
September 30, 2006. This increase in selling and marketing expenses during the
2007 period is primarily attributable to the integration of the activity of
TelSoft and additional state sales taxes that we recorded as a result of a state sales tax assessment of our U.S. subsidiary, which increase was off-set in part by a reduction in the number of sales and marketing employees worldwide and related expenditures during the third quarter of 2007.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses increased by 38.8% to
$2.71 million in the nine months ended September 30, 2007 from $1.95 million reported in the nine months ended September 30, 2006. This increase in general and administrative expenses in the 2007 period is primarily attributable to the integration of the activity of TelSoft and increase in the allowance for doubtful accounts.

     FINANCIAL EXPENSES, NET. Financial expenses, net consist primarily of gains on marketable securities, interest income on bank deposits, bank commissions, bank interest and foreign currency translation adjustments. Financial expenses were $31,000 in the nine months ended September 30, 2007 compared with financial expenses of $49,000 reported in the nine months ended September 30, 2006.

     CAPITAL LOSS ON THE SALE OF AN AFFILIATE. Other expenses for the nine months ended September 30, 2007 consist of an accrued capital loss of $233,000 as a result of the then anticipated sale of our 50% ownership interest in Jusan
S.A., our Spanish affiliate, in consideration of 700,000 Euros (approximately
$992,000) plus the payment of 25% of the net income of Jusan S.A. during the period commencing upon completion of the sale and ending June 30, 2008. The transaction was consummated on November 29, 2007. We did not record other expenses for the nine months ended September 30, 2006.

     NET LOSS. Net loss for the nine months ended September 30, 2007 was $5.06 million, or $0.88 per ordinary share on a basic and diluted basis, compared to a net loss of $1.58 million, or $0.27 per ordinary share on a basic and diluted basis, reported for the nine months ended September 30, 2006. The increase in net loss in the 2007 period compared to the 2006 period is primarily attributable to the impairment of goodwill and other intangible assets relating to the billing activity that we acquired from Teleknowledge, in accordance with
SFAS No. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS," the accrued capital loss of
$233,000 from the then anticipated sale of our 50% interest in Jusan S.A., an increase in our bad debt allowance and a state sales tax expense that we recorded as a result of a state sales tax assessment of our U.S. subsidiary in the nine month period ended September 30, 2007.

SEASONALITY

     Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally lower in the summer months.

LIQUIDITY AND CAPITAL RESOURCES

     On September 30, 2007, we had $975,000 in cash and cash equivalents,
$171,000 in marketable securities and negative working capital of $1.6 million as compared to $1.47 million in cash and cash equivalents, $100,000 in short-term bank deposits, $159,000 in marketable securities and working capital of $186,000 on December 31, 2006. The decrease in working capital as of
September 30, 2007 is attributable to our losses in 2007, the decrease in trade receivables and to the increase in short term bank credit and current maturities of a bank loan.

     To improve our cash position and working capital, in November 2007, we sold our 50% ownership interest in Jusan S.A. in consideration of 700,000 Euros
(approximately $992,000). Our Board of Directors has also approved the sale of our ownership interest in cVidya Networks Inc., which is expected to close in early January and result in a gain.

     On December 10, 2007, we received notice that a privately-owned company in which we hold approximately a 1% ownership interest will be sold in 2008, subject to shareholder approval. Based on our current estimates, the sale will result in our receiving proceeds of approximately $35,000 and recording a loss of approximately $65,000. The general meeting of the shareholders of the online advertising company and the separate class meetings of the Preferred A and
Preferred B shareholders has approved the Acquisition Agreement. Consequently, the closing of the transaction is expected on December 31st.

    The following table summarizes our cash flows for the periods presented:

                                                              NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                         ---------------------------
                                                            2006             2007
                                                         ----------       ----------
                                                                (in thousands)

Net cash used in operating activities                    $   (1,655)      $     (674)
Net cash provided by (used in) investing activities      $   (1,073)      $      197
Net cash provided by (used in) financing activities      $    1,094       $      (22)
Net decrease in cash and cash equivalents                $   (1,634)      $     (499)
Cash and cash equivalents at beginning of period         $    3,191       $    1,474
Cash and cash equivalents at end of period               $    1,557       $      975

     One of the principal factors affecting our working capital is the payment cycle on our sales. Any material change in the aging of our accounts receivable could have an adverse effect on our working capital.

     Our operations used $674,000 during the nine months ended September 30,
2007, compared to $1.66 million that was used in the nine months ended September
30, 2006. The decrease in the use of our funds in the 2007 period is primarily attributable to our cash management efforts and our on-going monitoring and reduction of expenses in order to achieve sustainable growth.

     On July 27, 2006, we obtained a $1.0 million loan from Bank Hapoalim in order to facilitate the funding of the TelSoft acquisition. The loan principal is payable in 12 equal monthly installments commencing August 31, 2007 and bears annual interest at the monthly London Inter Bank Offered Rate (LIBOR) plus 2%, payable on a monthly basis commencing August 31, 2006. Under the terms of the loan, we are required to maintain (i) shareholders' equity of not less than $5 million and 40% of our total assets; (ii) operating profit over two consecutive quarters as of the second quarter of 2007; and (iii) cash and cash equivalents of not less than $1 million. As a security interest for the repayment of the loan, we agreed to grant Bank Hapoalim a floating-charge over all of our company's assets, a fixed charge over our company's share capital, goodwill and rights to an exemption from taxation or reduced tax, and a fixed charge over all of the securities, documents and notes in the possession of Bank Hapoalim. We are not in compliance with such covenants. As of September 30, 2007, we had repaid two monthly installments in an aggregate amount of $167,000, in accordance with the loan agreement and continued to make monthly payments in
October, November and December 2007.

     We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months. However, if we do not generate sufficient cash from operations, we may be required to obtain additional financing or to reduce level of expenditure. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short-term deposits, and foreign currency fluctuations. We do not use derivative financial instruments to hedge against such exposure.

     INTEREST RATE RISK

     Our exposure to market risk for changes in interest rates relates primarily to our long term loan. Our long term loan is held in dollars and bear annual interest of the London Inter Bank Offered Rate (LIBOR) + 2%. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our long term loan. The potential annual increase in expenses that would result from a hypothetical change of 10% in the LIBOR rate would be approximately $100,000.

     FOREIGN CURRENCY EXCHANGE RISK

     We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS). A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2007 sales revenues of approximately $200,000.

RISK FACTORS

     Except as described below, there have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended December
31, 2006.

WE ARE NOT IN COMPLIANCE WITH CERTAIN FINANCIAL COVENANTS AND MAY NOT BE ABLE TO
OBTAIN OR MAINTAIN COMPLIANCE WITH THOSE FINANCIAL COVENANTS IN THE FUTURE.

     On July 27, 2006, we obtained a $1.0 million loan from Bank Hapoalim in order to facilitate the funding of the TelSoft acquisition. Under the terms of the loan, we are required to maintain (i) shareholders' equity of not less than
$5 million and 40% of our total assets; (ii) operating profit over two consecutive quarters as of the second quarter of 2007; and (iii) cash and cash equivalents of not less than $1 million. As a security interest for the repayment of the loan, we agreed to grant Bank Hapoalim a floating-charge over all of our company's assets, a fixed charge over our company's share capital, goodwill and rights to an exemption from taxation or reduced tax, and a fixed charge over all of the securities, documents and notes in the possession of Bank
Hapoalim. We are not currently in compliance with such covenants and may not be able to achieve or maintain compliance with those financial covenants in the future.

WE CURRENTLY DO NOT SATISFY NASDAQ'S REQUIREMENTS FOR CONTINUED LISTING AND OUR
REQUEST FOR AN EXTENSION OF TIME TO REGAIN COMPLIANCE HAS BEEN DENIED. IF OUR
APPEAL OF THIS DETERMINATION IS NOT SUCCESSFUL OUR ORDINARY SHARES WILL BE
DELISTED AND THE LIQUIDITY FOR OUR SHARES WILL LIKELY BE ADVERSELY AFFECTED.

Our ordinary shares are listed on The NASDAQ Capital Market under the symbol
MTSL. To continue to be listed on NASDAQ, we need to satisfy a number of conditions, including minimum shareholders' equity of at least $2.5 million. We fell below the minimum $2.5 million shareholders' equity in third quarter of
2007 and are currently working to regain compliance with this requirement. On
December 20, 2007 we received a NASDAQ Staff Determination letter indicating that Staff is unable to accept our plan of compliance and our request for an extension of time to regain compliance with the NASDAQ Stock Market continued
listing criteria. We were informed that trading of our ordinary shares will be removed from listing and registration on the NASDAQ Capital Market on December
31, 2007 unless we choose to appeal the determination. We intend to appeal the
Staff's determination to a NASDAQ Listing Qualification Panel, but cannot assure you that we will be successful in our appeal, or if successful, that we will be able to maintain future compliance with all of the continued listing requirements of NASDAQ. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted in a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: December 26, 2007